UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No.: 000-52511

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDING May 31, 2012

PART I - REGISTRANT INFORMATION

Bizzingo, Inc.
Full Name of Registrant

63 Main Street, #202, Flemington, New Jersey 008822
Address of Principal Executive Offices

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:
[X]	(b)	The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-K for the period ended May 31, 2012 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Douglas Toth: 908 968—0838
(Name) (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

Bizzingo, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 27, 2012	/s/ Douglas Toth
Douglas Toth
Chairman